Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES CEO RETIREMENT

Celaya, Guanajuato, Mexico, January 26th, 2023

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), announces today the starting of the retirement process of its Chief Executive Officer Mr. Rodolfo Ramos Arvizu.

Mr. Ramos, joined Bachoco in 1980 and has held the CEO responsibility since November 2010. In Bachoco, he successfully performed as Technical Director since 1992. Prior to it, he also held several positions, from Poultry Management to Egg Quality Control Training Program, among others.

Chairman of the Board Comments:

Javier R. Bours, Chairman of the Board, stated, “I would like to thank Rodolfo for his commitment, work and dedication to the Company during these forty-three years. Under his leadership, the Company achieved not only to be an international player but also to make solid steps towards being an important multiprotein player in Mexico. With no doubt, he leaves a solid Company ready to become a top competitor worldwide. Furthermore, I am also pleased to announce that Mr. Ramos will be nominated as a member of the Board of Directors of Industrias Bachoco.”

In addition, the Company named Mr. Ernesto Salmon Castelo as its new Chief Executive Officer. Mr. Salmon, joined the Company in 1991. During a remarkable career in Bachoco he has held positions in sales, operations and supply chain, being Mexico Operations Director his most recent role. Mr. Salmon holds a degree in Chemical Engineering and a master’s degree in Business Administration from the Instituto Tecnologico de Sonora.

Through this appointment, the Company seeks not only to guarantee the continuity of its operations and strategies but also to capitalize Mr. Salmon’s knowledge and experience to position Bachoco as an important international player in the multiprotein industry.

These changes will take effect as of April 17th, 2023.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, pork, and other products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 80 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 32,000 people. The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.